Exhibit (h)ii.g

SHAREHOLDER INFORMATION AGREEMENT

SHAREHOLDER INFORMATION AGREEMENT entered into as of April 16, 2007 by and between Goldman, Sachs & Co. (the “Fund Agent”) and Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company (each an “Intermediary”) with an effective date of October 16, 2007.

Prior to the effective date of this Shareholder Information Agreement, the Fund Agent and the Intermediary agree that any request made to the Intermediary by the Fund Agent for shareholder transaction information, and the Intermediary’s response to such request, shall be governed by the current process with respect to responding to any such requests.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The terms “Fund,” individually, and “Funds,” collectively, shall mean the Goldman Sachs Variable Insurance Trust and each of its separately designated series, with the exception of any series of the Goldman Sachs Variable Insurance Trust that would be deemed an “excepted fund,” as such term is defined in Rule 22c-2(b) under the Investment Company Act of 1940 (the “1940 Act”).

The term “Fund Anti-dilution Policies” means policies established by the Fund and described in the Fund’s prospectus intended to eliminate or reduce any dilution of the value of the outstanding shares issued by the Fund.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund held by the Intermediary under the terms of the Participation Agreement, as defined below.

The term “Shareholder” means the holder of interests in a variable life insurance contract funded through the Intermediary (“Contract”), or an insured under a group life insurance contract with a beneficial interest in a Contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (iii) one-time step-up in Contract value pursuant to a Contract death benefit or living benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, or planned premium payments to the Contract; or (v) prearranged transfers at the conclusion of a free look period required under state law.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of loans, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

The term “Participation Agreement” shall mean the Participation Agreement(s) and/or other similar agreement(s) relating to the Intermediary’s ability to purchase Fund shares for funding of variable life insurance policies issued by the Intermediary to which Intermediary and the Fund are, and affiliates of the Fund may be parties.

The term “written” includes electronic writings and facsimile transmissions.

The term “promptly” as used in Section 1.4 shall mean as soon as practicable but in no event later than ten (10) business days from the Intermediary’s receipt of the request for information from the Fund Agent or its designee.

The term “intermediary” shall mean (i) any broker, dealer, bank, or other entity that holds securities of record issued by a Fund in nominee name; (ii) in the case of a participant-directed employee benefit plan that owns securities issued by a Fund (1) a retirement plan administrator under ERISA or (2) any entity that maintains the plan’s participant records; and (iii) an insurance company separate account.

WHEREAS, the Fund Agent is the principal underwriter of the Goldman Sachs Variable Insurance Trust and each of its separately designated series (each, a “Fund” and collectively, the “Funds”);

WHEREAS, Intermediary, pursuant to the Participation Agreement, purchases from Fund Agent Shares of the Fund to support certain variable life insurance contracts; and

WHEREAS, Intermediary and the Fund Agent desire to enter into this Agreement in compliance with Rule 22c-2.

NOW, THEREFORE, the Fund and the Intermediary hereby agree as follows:

1.0 Shareholder Information

1.1. Agreement to Provide Information. Intermediary agrees to provide the Fund Agent or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund Agent, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

1.2 Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date or which transaction information is sought. The Fund Agent may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with Fund Anti-dilution Policies.

1.3 Timing of Requests. Fund Agent requests for Shareholder information shall be made no more frequently than quarterly except where the Fund Agent has a reasonable belief that transactions submitted to the Fund Agent by the Intermediary indicate violation of a Fund’s Anti-dilution Policies.

1.4 Form and Timing of Response.

(a) Intermediary agrees to provide, promptly upon the request of the Fund Agent or its designee, the information specified in Section 1.1. If requested by the Fund Agent or its designee, the Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in Section 1.1 above is itself a financial intermediary (an “indirect intermediary”) and, upon further request of the Fund Agent or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in Section 1.1 those Shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing Shares, in nominee name on behalf of other persons, securities issued by a Fund. The Intermediary additionally agrees to inform the Fund Agent whether it plans to perform (i) or (ii).

(b) Responses required by this paragraph must be communicated in writing and in a format or formats mutually agreed upon by the Fund Agent and the Intermediary.

(c) The format for any transaction information provided to the Fund Agent should be in a mutually agreed upon format.

1.5 Limitations on Use of Information. The Fund Agent agrees

(a) to keep any information received under this Agreement confidential according to the standard it applies to its own confidential information of a like type;

(b) not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws; and (c) not to disclose the information, without prior written consent of Intermediary, to any third party except the Fund’s investment advisor and the Fund’s Board of Directors when necessary for these parties to evaluate the information in light of the Fund’s Anti-Dilution Policies.

2.0 Agreement to Restrict Trading. In the event the Fund determines that Shareholder-Initiated Purchase Transactions or Shareholder-Initiated Redemption Transactions of a Shareholder or Shareholders violate the Fund’s Anti-Dilution Policies and the Fund determines to impose a trading restriction or prohibition on the Shareholder, Intermediary agrees to execute written instructions from the Fund Agent to restrict or prohibit the Shareholder from submitting transaction requests that would result in the purchase or sale of Fund shares by telephone, Internet, facsimile or other electronic means for a period of time determined by the Fund. Unless otherwise directed by the Fund Agent, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to the Fund Agent in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

MassMutual Financial Group

Attn: Kimberly Biggs

1295 State Street

Springfield, MA 01111-0001

kbiggs@massmutual.com

860-562-4780

2.1 Form of Instructions. Instructions to restrict trading under Section 2.0 above must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, the Fund Agent agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades the contract holder that violated the Fund Anti-Dilution Policies.

2.2 Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable but not later than five business days after receipt of the instructions by the Intermediary.

2.3 Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund Agent that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3. Miscellaneous

3.1 Construction of the Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and to the extent that the provisions of this Agreement and the provisions of any Participation Agreement between the parties are in conflict, the provisions of this Agreement shall control.

3.2 Form of Notice. Any written instructions, requests or confirmations required or allowed by this Agreement may be made by electronic transmission of writings, including facsimile, to the addresses specified in this Agreement unless otherwise specified by either party.

3.3 Applicability to Affiliates. The Intermediary acknowledges and agrees that the Intermediary has identified and/or will identify to the Fund Agent all persons affiliated with the Intermediary and known to the Intermediary who meet the definition of “‘Intermediary” as set forth in this Agreement. In the event that any such person is not so identified, such person shall be deemed to be subject to the terms and conditions of this Agreement until such person has entered into a separate agreement with the Fund Agent.

3.4 Amendments. The Fund Agent may unilaterally modify this Agreement at any time by written notice to the Intermediary to comport with the requirements of applicable laws and regulations, and any interpretation thereof by the Securities and Exchange Commission or its staff. The first order for a transaction in the Shares placed by the Intermediary subsequent to the giving of such notice shall be deemed acceptance by the Intermediary of the modification described in such notice.

3.5 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

3.6 Assignment. Neither party may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party.

3.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall together constitute one and the same instrument.

3.8 Third-Party Beneficiaries. As required by Rule 22c-2, the Fund Agent is entering into this Agreement on behalf of the Funds. The Funds shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and or otherwise involved in the activities contemplated herein.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

Massachusetts Mutual Life Insurance Company		Goldman Sachs & Co.
C.M. Life Insurance Company

By:	/s/ Craig Waddington	By:	/s/ Jesse Cole
Date:	4/13/07	Date:	4/12/07